Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com
March 27, 2025

Re:	Galaxy Digital Inc. Amendment No. 6 to Registration Statement on Form S-4 Filed November 27, 2024 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Irving Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated January 10, 2025. Galaxy has revised the Registration Statement and is filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) together with this response letter. Amendment No. 7 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 7 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 7 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 7.

March 27, 2025	GLXY-1

U.S Securities and Exchange Commission
Amendment No. 6 to Registration Statement on Form S-4
Information About Galaxy
Our Products and Services, page 220
1.Please revise to identify which crypto assets listed in the chart beginning on page 223 have been identified by the SEC in various complaints as offered and sold as "securities."
Galaxy advises the Staff that it has updated the disclosure on pages 219 through 222 in response to the Staff’s comment.
Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Anthony Paquette, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

March 27, 2025	GLXY-2